Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 206-A-I dated March 4, 2011	Term Sheet to Product Supplement No. 206-A-I Registration Statement No. 333-155535 Dated August 15, 2011; Rule 433

Structured Investments	$ Return Enhanced Notes Linked to Gold due February 23, 2012

General

  The notes are designed for investors who seek a return of at least 1.82 times* the appreciation of the Commodity Price of Gold up to a maximum total return on the notes of at least 18.20%* at maturity. Investors should be willing to forgo interest payments and, if the Ending Commodity Price is less than the Strike Value, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 23, 2012†
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about August 19, 2011 and are expected to settle on or about August 24, 2011.

Key Terms

Commodity:	The notes are linked to the Commodity Price of Gold (“Gold” or the “Commodity”).
Upside Leverage Factor:	At least 1.82
Payment at Maturity:

If the Ending Commodity Price is greater than the Strike Value, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Commodity Return multiplied by the Upside Leverage Factor, subject to a Maximum Total Return on the notes of at least 18.20%*. For example, assuming an Upside Leverage Factor of 1.82* and a Maximum Total Return of 18.20%*, if the Commodity Return is equal to or greater than 10.00%, you will receive the Maximum Total Return on the notes of 18.20%*, which entitles you to a maximum payment at maturity of $1,182* for every $1,000 principal amount note that you hold. Accordingly, if the Commodity Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 × Commodity Return × Upside Leverage Factor)

*The actual Upside Leverage Factor will be determined on the pricing date and will not be less than 1.82. The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 18.20% and $1,182 per $1,000 principal amount note, respectively.

If the Ending Commodity Price is equal to the Strike Value, you will receive the principal amount of your notes at maturity.

Your investment will be fully exposed to any decline in the Commodity Price. If the Ending Commodity Price is less than the Strike Value, you will lose 1% of the principal amount of your notes for every 1% that the Ending Commodity Price is less than the Strike Value and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Commodity Return)
You will lose some or all of your investment at maturity if the Ending Commodity Price is less than the Strike Value.
Commodity Return:	Ending Commodity Price – Strike Value Strike Value
Strike Value:

A price to be determined on the pricing date in the sole discretion of the calculation agent. The Strike Value may or may not be the Commodity Price of the Commodity on the pricing date. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.

Ending Commodity Price:	The Commodity Price on the Observation Date
Commodity Price:

On any trading day, the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg L.P. (“Bloomberg”) under the symbol “GOLDLNPM” on such trading day

Observation Date:	February 17, 2012†
Maturity Date:	February 23, 2012†
CUSIP:	48125XK39
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a single Commodity or a single Commodity Futures Contract” in the accompanying product supplement no. 206-A-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 206-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-40 of the accompanying product supplement no. 206-A-I.

(2)	Please see “Supplemental Plan of Distribution” on the last page of this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

August 15, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 206-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 206-A-I dated March 4, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 206-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 206-A-I dated March 4, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001577/e42537_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet, the Observation Date is subject to postponement as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a single Commodity or a single Commodity Futures Contract” in the accompanying product supplement no. 206-A-I.

JPMorgan Structured Investments —	TS-1
Return Enhanced Notes Linked to Gold

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Value of $1,700, an Upside Leverage Factor of 1.82 and a Maximum Total Return on the notes of 18.20%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Commodity Price	Commodity Return	Total Return

$3,060.00	80.00%	18.20%
$2,890.00	70.00%	18.20%
$2,720.00	60.00%	18.20%
$2,550.00	50.00%	18.20%
$2,380.00	40.00%	18.20%
$2,210.00	30.00%	18.20%
$2,040.00	20.00%	18.20%
$1,955.00	15.00%	18.20%
$1,870.00	10.00%	18.20%
$1,785.00	5.00%	9.10%
$1,742.50	2.50%	4.55%
$1,700.00	0.00%	0.00%
$1,530.00	-10.00%	-10.00%
$1,360.00	-20.00%	-20.00%
$1,190.00	-30.00%	-30.00%
$1,020.00	-40.00%	-40.00%
$850.00	-50.00%	-50.00%
$680.00	-60.00%	-60.00%
$510.00	-70.00%	-70.00%
$340.00	-80.00%	-80.00%
$170.00	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of Gold increases from the Strike Value of $1,700 to an Ending Commodity Price of $1,785. Because the Ending Commodity Price of $1,785 is greater than the Strike Value of $1,700 and the Commodity Return of 5% multiplied by the hypothetical Upside Leverage Factor of 1.82 does not exceed the hypothetical Maximum Total Return of 18.20%, the investor receives a payment at maturity of $1,091 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00% × 1.82 ) = $1,091

Example 2: The price of Gold increases from the Strike Value of $1,700 to an Ending Commodity Price of $2,040. Because the Ending Commodity Price of $2,040 is greater than the Strike Value of $1,700 and the Commodity Return of 20% multiplied by the hypothetical Upside Leverage Factor of 1.82 exceeds the hypothetical Maximum Total Return of 18.20%, the investor receives a payment at maturity of $1,182 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

Example 3: The price of Gold decreases from the Strike Value of $1,700 to an Ending Commodity Price of $1,360. Because the Ending Commodity Price of $1,360 is less than the Strike Value of $1,700, the Commodity Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -20%) = $800

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

JPMorgan Structured Investments —	TS-2
Return Enhanced Notes Linked to Gold

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Commodity Return by the Upside Leverage Factor, up to the Maximum Total Return on the notes. The Upside Leverage Factor will be set on the pricing date and will not be less than 1.82. The Maximum Total Return will be set on the pricing date and will not be less than 18.20%, and accordingly, the maximum payment at maturity will not be less than $1,182 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED SOLELY TO THE SPOT PRICE OF GOLD — The return on the notes is linked solely to the spot price of a single Commodity, Gold. The Commodity Return reflects the performance of the spot price of Gold, expressed as a percentage, from the Strike Value to the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol “GOLDLNPM” on the Observation Date. The spot price of Gold referred to above is different from the price of any futures contract related to Gold. For additional information about Gold, see the information set forth under “Description of Notes — Payment at Maturity” and “The Commodities” in the accompanying product supplement no. 206-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 206-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes, as described in the section entitled “Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions” in the accompanying product supplement. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 206-A-I dated March 4, 2011.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether, and the extent to which, the Commodity Return is positive or negative. Your investment will be exposed to loss if the Ending Commodity Price is less than the Strike Value. For every 1% that the Ending Commodity Price is less than the Strike Value, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Commodity Price is greater than the Strike Value, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Commodity, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 18.20%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or

JPMorgan Structured Investments —	TS-3
Return Enhanced Notes Linked to Gold

  increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. The Strike Value will be a price determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Strike Value in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Value, that might affect the value of your notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PRICES OF COMMODITIES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY — Market prices of commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors. See “The Market Price of Gold Will Affect the Value of the Notes” below. The prices of commodities are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  OWNING THE NOTES IS NOT THE SAME AS OWNING GOLD OR GOLD-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased Gold, or exchange-traded or over-the-counter instruments based on Gold. You will not have any rights that holders of such assets or instruments have.
  THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the price of Gold, we expect that generally the market value of the notes will depend in large part on the market price of Gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.
  ON THE OBSERVATION DATE, THE GOLD PRICE IS DETERMINED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE GOLD PRICE BEING DETERMINED BY THE LBMA — Your notes are linked to the performance of Gold. Your payment at maturity will be based on the Commodity Price of Gold on the Observation Date, which will be determined by reference to fixing levels reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals’ market that operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that

JPMorgan Structured Investments —	TS-4
Return Enhanced Notes Linked to Gold

  prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about Gold, see the information set forth under “Description of Notes — Payment at Maturity” and “The Commodities” in the accompanying product supplement no. 206-A-I.
  SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to Gold and not to a diverse basket of commodities or a broad-based commodity index. The price of Gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of Gold and interest rates at any time on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual and expected volatility — the frequency and magnitude of changes — in the price of Gold;
    supply and demand trends for Gold;
    the time to maturity of the notes;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-5
Return Enhanced Notes Linked to Gold

Historical Information

The following graph sets forth the historical performance of Gold based on the Commodity Prices from January 6, 2006 through August 12, 2011. The Commodity Price on August 12, 2011 was $1736.00. We obtained the Commodity Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Gold should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the pricing date or on the Observation Date. We cannot give you assurance that the performance of the price of Gold will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $5.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 206-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $5.00 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-6
Return Enhanced Notes Linked to Gold